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We take the planet's largest seaweed bloom and turn it into high-value products

An Ocean of Solutions
Delivering market-based solutions to substantially impact climate issues and enhance biodiversity in seas and soils.

c-combinator.com Boston MA

Technology | Social Impact | Sustainability | Science | Bio Tech

LEAD INVESTOR

Jason Holt Partner, Baruch Future Ventures

We've never seen a company in the "negative emissions space" with this much potential. The ability for the business to operate with basically zero input costs and be profitable without the inclusion of carbon credits was a strong differentiator for us. We were encouraged by their ability to find a compelling near term opportunity in sargassum collection and processing. This eliminates a potent methane emitter, while creating tremendous value in the process.

Invested $1,000 this round & $250,000 previously

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION 2

Highlights

1. Resilient business model with up to 70% margins due to close to zero acquisition costs for seaweed.
2. Intellectual property filed on extraction methods used to create products worth $200 - $2000/kg.
3. Can drawdown & avoid gigatons of CO_2 stopping the acidification of oceans destroying coral reefs & fish stocks.
4. Soon launching our 1st biostimulant shown to increase yields 15-40% in crops like cacao and tomato.

Our Team

Geoff Chapin Chief Executive Officer

Veteran venture builder in the green economy, with past experience starting and leading businesses in the home energy efficiency and solar energy space.

Ben Ellis Chief Financial Officer

Former SVP at a leading water-treatment company and portfolio manager over $5B in actively managed equity portfolios.

Jason Cole Senior VP of Innovation

Experienced technology leader and speaker in the field of educational technology and environmental systems.

SEE MORE

C-Combinator

Our Mission

We are a Public Benefit Corporation turning seaweed into sustainable, high-value, innovative products that also restore ocean health.

We're one of the few global companies exploring the benefits of the most common tropical brown seaweed, Sargassum, and the only one with an integrated mass collection network and cascading processing operation in key points of the biggest Sargassum bloom, the Atlantic Sargassum Belt. This means scalable systems capable of supplying to a global economy hungry for raw materials that are carbon neutral, non-toxic, and marine biodegradable.



More than 20 Megatons of Sargassum is piling up on public coasts, resort beaches, and important natural reserves.

We've developed a proprietary model for a 'cascading' biorefinery, which means we've engineered each step of our production sequence to create products and derivatives with minimal waste, energy use, or additional effort – hence the cascade to create a range of products for agriculture, textiles, personal care and cosmetics. This wide variety of raw materials and products for agriculture, textiles, personal care and cosmetics crafted from excess seaweed waste allows for us to touch a vast range of markets and partner with recognizable companies to deliver high quality products you may soon find in your own home. The positive environmental impact of our biodegradable and carbon neutral products includes happen to be biodegradable and carbon neutral actually help reduce and offset emissions from fossil fuels and traditional plastics non-recyclable materials, while minimizing waste.

Our Products



A Robust Range of Materials in the Coming Years



	SARGASSUM				
Fucoidan	Alginate	Hydrogels	Aerogels	Cellulose	Biostimulant
• Pharmaceuticals • Nutraceuticals • Cosmetics	• Bioplastic • Medical	• Cosmetics • Textiles • Apparel • Skin Care • Wound Care	• Textiles • Apparel • Luxury Goods	• Composite Plastics • Super Capacitors • Hydrophobic Coatings	• Food Crops

2021 and 2022 product offering

There is an increasing quantity of this valuable resource literally laying on beaches or taken to rot in landfills, and C-Combinator is the one who has figured out how to take the Sargassum and make valuable products out of it. We have been working with local governments and resorts to form contracts where they actually pay us to remove the Sargassum. It's a tremendous advantage to have a company built on a near-zero cost of goods, and we are looking at incredibly high margins of up to 70%.

Market Growth Accelerated by Consumer Shift towards Plant-based Products

	PRODUCT	MARKET SIZE (2020)	MARKET SIZE (2025)	CAGR
Current Revenue Stream	Biostimulant	$2.3B	$3.8B	10.2%
	Cosmetic Emulsifiers	$6.1B	$8.4B	6.8%
GTM 2022 - 2024	Vegan Leather	$33.7B	$57.0B	7.8%
	Vegan Rubber	$33.8B	$45.6B	6.2%
GTM 2025+	Carbon Credits (Voluntary Market)	$1.0B	$13.8B	68.9%
	Bioplastics	$9.6B	$20.3B	16.1%

Our Competitive Advantage







Carbon Footprint	Cost of Raw Materials	IP Process
Our products have the potential to have the lowest carbon footprint on the market	Low cost of raw material; paid by hotels to collect sargassum in most cases	Energy and cost-efficient proprietary production process results in competitive pricing amongst our mass-market and eco-friendly peers

Revenue Forecast

Revenue Drivers
- Collection Services
- Product Sales
  - Biostimulant
  - Cosmetic Emulsifiers
  - Vegan Leather and Rubber
- Carbon Credits

Assumptions
- Full-scale biostimulant production ready in July 2021
- Emulsifier and leather production ready in Summer 2022
- Carbon credit verification in process

(Revenue bars: 2021: 4, 2022: 12, 2023: 30, 2024: 54, 2025: 81)

Base Case Gross Revenue (Millions)

This graph contains forward-looking projections that cannot be guaranteed.

Our Team

As a company leading the way in the next-generation sustainable economy, we've assembled a global team of experts representing the United States, Puerto Rico, Mexico, Germany, and more. It is through our team's multi-disciplinary expertise that we are able to understand the scope of the Sargassum emergency, the role humanity plays in creating it, and how we can harness the power of this brown seaweed to close the circular economy and benefit communities around the world, starting in the Atlantic and Caribbean.

INVESTORS

Current Investors:
City Light – Has invested in 2U (NASDAQ: TWOU), Koru (acquired by Cappfinity), Envoy (raised $88 million to date); and OhmConnect (raised $100 million to date)

Incite Ventures – fund started by Swati Mylavarapu and Matt Rogers, one of the first engineers on the original iPhone and involved in the development of 5 iPhones and the first iPad. As co-founder of Nest, Matt built the team that built the first learning thermostat and the leading connected home brand.

Baruch Future Ventures – Has invested in Geltor (raised $91.3 million to date); Relativity Space (raised $500 million to date); and Menlo Security ($800 million valuation, raised $250 million to date)



Ben Ellis
CFO, COO, and
Board Member

- Senior Vice President, Phoenix Revolution (Cleaner reverse osmosis company)
- Principal, Portfolio Manager and Analyst, Tetrem Capital Mgmt
- Managed over $5B in actively managed equity portfolios
- Associate, BSE Management (Oceanwood private equity affiliate)
- Analyst, Oceanwood Capital Management
- CFA Charterholder
- BA, Dalhousie University



Geoff Chapin
Co-Founder, CEO, and
Chairman

- Founding Investor in cleaner reverse osmosis company
- Board Member, Prime Coalition & Environmental Entrepreneurs
- Ernst & Young Entrepreneur of the Year in New England
- Climate Champion Designation Award 2016
- Founder, Chairman and CEO, Next Step Living
- Manager, Bridgespan Group and Bain & Co.
- MBA/MPA, MIT Sloan and Harvard JFK School of Government
- BA, Williams College

Meet the team



Adriana Guzman Dominguez
Associate, Lab Assistant



Allen McGonagill
Executive Vice President, Strategy



August Schelin
Business Development



Bastian Viveros del Olmo
Associate, Mexico Operations



Ben Ellis
Chief Financial Officer



Benjamin I. Jelen
Director, Research and Development



Cesar Andreas
Sr. Associate Director, Product, Agriculture



Cole Prowitt-Smith
Business Development



Crystal Johnson
Vice President, Global Partnerships



Edgar Ojeda
Sr. Associate Director, Sales, Agriculture



Emanuel Dinis
Scientist, Polymers



Felix Navarrete
Director, Collection and Logistics



Geoff Chapin
Chief Executive Officer



Ilana Goldstein
Associate Director, Finance



Jack Harrison
Sr. Associate Director, Operations



Jason R. Cole
Executive Vice President, Innovations



John-Paul Doughty
Vice President, Business Development



Jon Wettack
Director, Operations



Jonas Kunz
Director, Product, Agriculture



Jorge Vega Matos
Vice President, Marketing & Communications



Lisbeth Echevarria
Lead Microbial Scientist



Luis Paris
Sr. Associate Director, Operations



Manuel Ricardez
Director, Mexico Government Relations



Taili Thula
Materials Scientist, Alginates and Encapsulation



Wilfredo Boyrie
Associate, Lab Assistant

If you've ever felt hopeless or were unsure where we are headed as a planet, this is a distinct solution that can scale now and make a big difference for climate, for the circular economy, and for the next generation.

Please help us do something that has never been done before.